Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28340-01 / CW992712.2

December 20, 2006

BY FACSIMILE AND COURIER

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Amit Panda, Assistant Chief Accountant

John P. Nolan, Accounting Branch Chief

Lisa Haynes, Senior Staff Accountant

Dear Sirs:

Re: Cathay Merchant Group, Inc. (the “Company”) Form 10-K for the period ended July 31, 2005 Form 10-Q for the quarter ended October 31, 2006 File No. 001-16283

                              We refer your letter of March 16, 2006 and the letter of John P. Nolan of December 7, 2006, with respect to the Form 10-K for the period ended July 31, 2005 and the Form 10-Q for the quarter ended October 31, 2006 filed by our client, Cathay Merchant Group, Inc. (the "Company").

We have been informed by our client that the letter dated March 16, 2006 was never received by the Company’s office in China.

We have keyed our responses to your comments in your letter dated March 16, 2006.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Form 10-KSB

Item 6. Management’s Discussion and Analysis or Plan of Operations

Results of Operations – Fiscal year Ended July 31, 2005 Compared to Fiscal Year Ended July 31, 2004, page 20

1.	The Company undertakes to provide an expanded discussion of its financial condition and results of operations in its future filings.

In response to your comments, the Company’s discussion for the Results of Operations – Fiscal year Ended July 31, 2005 Compared to Fiscal Year Ended July 31, 2004 would change as follows (changes are underlined):

Net product sales for the year ended July 31, 2005, were $5.7 million compared with $39,000 for fiscal 2004. The sales in the current year came from our sale of aluminum products, as a result of our acquisition of two aluminum mills on June 30, 2005. Cost of sales was $5.5 million for the fiscal year ended July 31, 2005, compared to $74,000 for the fiscal year ended July 31, 2004. The increase was in line with the increase in product sales from our two new subsidiaries which operate the aluminum mills.

General and administrative expenses were $3.3 million during fiscal 2005, compared to $2.7 million during fiscal 2004. The increase was primarily due to a success fee of $1.3 million paid to a wholly-owned subsidiary of MFC for certain successful projects which was partially reduced by our cost reduction measures..

Application of Critical Accounting Policies

Revenue Recognition – page 22

2.	The Company undertakes to provide an expanded discussion of its critical accounting policies in its future filings. The disclosure on the revenue recognition would be revised as follows:

Revenue Recognition

The Company’s primary business is aluminum manufacturing and trading and its revenue primarily comes from the sales of aluminum products produced and sold. It receives order from customers, processes and converts the raw materials into finished goods, and ships the finished goods at the instructions of the customers. It is simple manufacturing and trading process. The revenue is recognized when the finished goods are delivered, the terms of the sales are known and complied with and no significant Company obligations remain. Management believes that the risk of misstating the revenue is very remote and the only major misstatement, if any, comes from the period-end cut-off.

Item 7. Financial Statements

General

3.

The Company initially had a business plan to develop wind farm projects in China. In addition, the Company also acquired two aluminium mills in Germany. The manufacturing processes at the two aluminium mills are very simple, which involves buying raw materials, processing such materials by machines and the selling the finished products to customers.

The Company’s auditors are based out of Seattle, Washington. The Company’s auditors plan and conduct their audit on our consolidated financial statements in accordance with generally accepted auditing standards of PCAOB, including AU 543. The Company’s auditors take responsibility for the work of the other auditors and therefore do not refer to such other auditors in their opinion. In addition to the procedures set out in AU 543, the Company’s auditors also:

-	engaged the foreign auditors directly to perform all procedures under PCAOB standards;
-	reviewed their planning information;
-	requested the foreign auditors to perform additional procedures to conform with PCAOB audit standards; and
-	reviewed their working papers and supervise the ultimate work for any additional procedures.

In accordance with AU 543, the Company’s auditors went to Germany to meet with the secondary auditors during the planning phase and review phase, so as to make sure proper auditing procedures in accordance with the PCAOB rules were followed.

PCAOB inspectors reviewed our auditors’ file on the Company in summer 2006. They had the same question on whether our auditors are qualified to perform audit on the Company’s consolidated financial statements. Upon presentation of all facts, PCAOB inspectors were satisfied that the Company’s auditors had the ability to act as principal auditors for the Company.

Our aluminium manufacturing is very simple. The valuation of our assets was based on estimated cash flows.

Notes to Consolidated Financial Statements

Note 1. Business Description and Summary of Significant Accounting Policies

Purchase Option Agreements, page 32

4.

At the time of acquisition of the aluminium manufacturing business, the acquired companies had option agreements to purchase certain land, building and equipment from a government agency at predetermined prices. The Company is currently using such property in its aluminium manufacturing business. The Company compared the option prices with the market prices of the property and concluded that the market prices were higher than the option prices. Accordingly, the Company recognized the intangible assets in accordance with paragraph 39 of FAS 141, Business Combination.

If the agreements expire unexercised, the asset amount will be charged to the income statement.

Note 2. Business Acquisition, page 36

5.

Management has read paragraph 11 of SFAS No. 141, Business Combination, and paragraph 3 of SFAS No. 57, Related Party Disclosures. Please note that MFC Bancorp, through its subsidiaries, owned 27.8% common shares of the Company, not 83.4% as implied in your letter (“MFC Bancorp owns 27.8% of your outstanding shares. Two other shareholders holding 27.8% each of your outstanding shares.”) MFC Bancorp did not control the Company, though MFC Bancorp had influence over the Company. MFC Bancorp used the equity method to account for the result of the Company. Upon the sale, the majority (over 72%) of the rewards and risks relating to MAW Mansfelder Aluminiumwerke GmbH changed hands.

6.	The current assets and liabilities acquired from AFM Aluminiumfolie Merseburg GmbH and AWP Aluminium Walzprodukte GmbH are and the balance sheet is revised as set for in Schedule A attached hereto.

Note 5. Debt, page 39

7.

The interest rate of 4.2% on the amounts of indebtedness of $3.6 million and $5.2 million was determined by reference to the market rates at time of negotiation, which was in June 2005. Below please find an extract from a press release from European Central Bank dated August 12, 2005:

MFI interest rates on new business: In June 2005...In the case of loans up to and including EUR 1 million to non-financial corporations at a floating rate or up to and including one-year initial rate fixation, the weighted average rate decreased by 4 basis points to 3.87% in June. At the same time, the weighted average rate on loans over EUR 1 million to non-financial corporations with the same initial rate fixation decreased by 7 basis points to 2.92%. For long-term loans, the weighted average rate on loans to non-financial corporations over EUR 1 million with over five years’ initial rate fixation increased by 8 basis points to 3.88%.

Therefore, the interest rate of 4.2% on the loans with three-year term was reasonable.

Note 8. Related Party Transactions, page 41

8.	The Company undertakes in future filings to provide all disclosures required under paragraph 2 of SFAS No.57, Related Party Disclosures. The proposed disclosure would include the following:

Nature of amount of $1,464,000 due from affiliate

It arose from sales.

The nature of sales relationship with MFC Bancorp Ltd.

The Company had marketing, distribution and service agreements with two subsidiaries of MFC (collectively “MFC”) whereby MFC provides distribution and guarantee services. The distribution right is non-exclusive. Under the agreements, MFC sources the customer orders under its own name, then places the orders with the Company. MFC also agrees to provide guarantees for the Company’s suppliers. Under the agreements, the Company sells the products to MFC for the purchase price which reflects the goods sold to and services provided by MFC. The Company’s invoices to MFC are to be settled once a week. MFC invoices its customers directly and is responsible for the cost of the dunning process. MFC’s invoices to its customers are usually settled in, on average, 60 days.

9.	Please refer to the answer in Question 8 re The nature of sales relationship with MFC Bancorp.

The management discussion and analysis included information about the ultimate buyers sourced by MFC. Under the agreements, MFC furnishes information about its customers to the Company so that the Company has knowledge of the market situation, popularity of the products and the activities of competitors.

The Company recognizes the sales when the products are shipped per the instructions of MFC and when all the terms of sales are complied with.

Closing Comments

We have included a letter from the Company acknowledging that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact Virgil Hlus at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/jlm

Encl.

cc:	Cathay Merchant Group, Inc.
Attention: Michael Smith

SCHEDULE A

AFM Aluminiumfolie Merseburg GmbH
in USD (thousands)
June 30, 2005

Cash & cash equivalent	922
Restricted cash	66
Receivables	618
Due from Affiliates	510
Inventories	4,824
Prepaid and others	9

Current assets	6,949

Accounts payable and accrued expenses	(7,359)

Current liabilities	(7,359)

AWP Aluminium Walzprodukte GmbH
in USD (thousands)
June 30, 2005

Cash & cash equivalent	556
Receivables	560
Due from Affiliates	159
Inventories	4,432
Deferred tax benefits	569

Current assets	6,276

Accounts payable and accrued liabilities	(6,417)
Due to affiliates	(686)

Current liabilities	(7,103)